UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INVESTCORP CREDIT MANAGEMENT BDC, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12574Q103

(CUSIP Number)

Bryan Cave Leighton Paisner LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: Robert J. Endicott and Todd M. Kaye

Telephone: (314) 259-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Stifel Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,818[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,818[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,818[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%[2]
14	TYPE OF REPORTING PERSON HC

1	All such shares are owned directly by Stifel Venture Corp., which is a direct wholly-owned subsidiary of Stifel Financial Corp.
2

All percentages reported herein are calculated based upon 13,625,533 shares of Common Stock outstanding as of September 17, 2019, as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (“SEC”) on September 17, 2019.

1	NAMES OF REPORTING PERSONS Stifel Venture Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D (“Schedule 13D”) amends the statement on Schedule 13D of the Reporting Persons and relates to the common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc. (formerly known as CM Finance Inc), a Maryland corporation (the “Issuer”). As previously reported by the Issuer and as described below, Investcorp BDC Holdings Limited (“IBDC”) and InvestCorp Credit Management US LLC (“ICM”) entered into certain arrangements with the Issuer and its stockholders as a result of which IBDC and ICM may be beneficial owners (within the meaning of Rule 13d-1 under the Act) of certain shares of the Issuer’s common stock. The Issuer’s principal executive offices are located at 65 East 55th Street, 15th Floor, New York, New York 10022. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)

This statement is being filed jointly by Stifel Financial Corp. (“Stifel Financial”) and Stifel Venture Corp. (“Stifel Venture,” and together with Stifel Financial, the “Reporting Persons” or “Stifel”).

(b)	The address of the principal business address for each of the Reporting Persons is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102.

(c)	Stifel Financial is a financial holding company that operates as a retail and institutional brokerage, and investment banking company in the United States and internationally.

Stifel Venture is a wholly-owned subsidiary of Stifel Financial Corp., which operates as a holding company for venture capital investments.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of each of the Reporting Persons (the “Executive Officers and Directors”) is set forth below. Except as otherwise indicated, the principal occupation of the Executive Officers and Directors are with the Reporting Person, and the principal business address for the Executive Officers and Directors is the address reported for the Reporting Person under Item 2(b) above.

A. Stifel Financial

Executive Officers:

Ronald J. Kruszewski, Chairman of the Board and Chief Executive Officer

Thomas W. Weisel, Co-Chairman

James M. Zemlyak, Co-President

Victor J. Nesi, Co-President

James M. Marischen, Chief Financial Officer

Mark P. Fisher, Senior Vice President, General Counsel and Corporate Secretary

Richard J. Himelfarb, Senior Vice President

Thomas B. Michaud, Senior Vice President

Ben A. Plotkin, Senior Vice President

David D. Sliney, Chief Operating Officer

Hugo J. Warns III, Senior Vice President

Directors:

Ronald J. Kruszewski

Adam T. Berlew (principal occupation: Executive Director of Americas Marketing, Google Cloud, 1600 Amphitheatre Pkwy, Mountain View, CA 94043)

Kathleen Brown (principal occupation: Partner, Manatt, Phelps and Phillips, LLP; 11355 W. Olympic Blvd., Los Angeles, CA 90064)

Michael W. Brown (principal occupation: retired; address: c/o Morrow Executive Services, 14509 SW Peavine Road, McMinnville, OR 97128)

John P. Dubinsky (principal occupation: President and Chief Executive Officer, Westmoreland Associates, LLC, a financial consulting company, 7777 Bonhomme, Suite 1210, Clayton, MO 63105)

Robert E. Grady (principal occupation: Partner, Gryphon Investors, One Maritime Plaza, Suite 2300, San Francisco, California 94111)

Daniel J. Ludeman, Sr. (principal occupation: President and Chief Operating Officer, Concordance Academy of Leadership, 1845 Borman Ct, St. Louis, MO 63146)

Maura A. Markus (principal occupation: retired; address: One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102)

James M. Oates (principal occupation: Managing Director, The Wydown Group, a financial consulting firm, c/o Northeast Investment Management, Inc., 100 High Street, Suite 1000, Boston, MA 02110)

David A. Peacock (principal occupation: President and COO, Schnuck Markets, Inc.; address: 11420 Lackland Rd, St. Louis, MO 63146)

Thomas W. Weisel

Michael J. Zimmerman (principal occupation: Vice Chairman, Continental Grain Company, a privately held diversified international agribusiness and investment firm, 277 Park Avenue, New York, NY 10172)

B. Stifel Venture

Executive Officers:

Ronald J. Kruszewski, President

James M. Marischen, Chief Financial Officer and Treasurer

Mark P. Fisher, Secretary

Director:

Ronald J. Kruszewski

The address for each of the Executive Officers of both Stifel Financial Corp. and Stifel Venture Corp. is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102.

(d)	During the last five years, neither of the Reporting Persons nor any of either Reporting Persons’ Executive Officers or Directors has been convicted in a criminal proceeding.

(e)

During the last five years, neither the of the Reporting Persons nor any of either Reporting Persons’ Executive Officers or Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Stifel Financial Corp. is a Delaware corporation. Stifel Venture Corp. is a Missouri corporation. Each of the Reporting Persons’ Executive Officers and Directors is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

The information in Section 6 is incorporated by reference herein. The Reporting Persons entered into the transactions described herein for investment purposes. Except as described in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the Reporting Persons’ Executive Officers and Directors, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described elsewhere in this Amendment and as previously included in the Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s common stock which are required to be described hereunder.

Stock Purchase and Transaction Agreement

As previously announced by the Issuer, on June 26, 2019, the Issuer entered into a Stock Purchase and Transaction Agreement (the “SPA”) by and between the Issuer and IBDC, an affiliate of ICM. The SPA was entered into simultaneously with ICM’s entrance into a definitive interest purchase agreement to acquire a majority ownership interest in CM Investment Partners LLC (the “Adviser”), the investment adviser to the Issuer.

The transactions contemplated by the SPA closed on August 30, 2019, at which time ICM and the Issuer entered into a new advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser acts as investment adviser to the Issuer, and a new administration agreement, pursuant to which the Adviser acts as the Issuer’s administrator.

Voting Agreement

In connection with the foregoing arrangements, Stifel Venture entered into a Voting Agreement with ICM (the “Voting Agreement”). The Voting Agreement provides that Stifel Venture will participate in stockholder meetings of the Issuer and vote Common Stock owned by it on the date of the Voting Agreement (i) against, or otherwise not in favor of, electing one or more nominees to the Issuer’s Board proposed by a stockholder of the Issuer in connection with a proxy contest, (ii) against, or otherwise not in favor of, terminating the Advisory Agreement or approving any investment advisory agreement between the Issuer and any adviser other than ICM and (iii) in favor of renewing or approving the Advisory Agreement. The Voting Agreement provides that it will terminate upon the earliest of (i) ICM no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in ICM, (iii) Stifel (along with its affiliates), as applicable, owning less than 7.5% of the total outstanding and issued Common Stock, (iv) the date, if any, on which Michael C. Mauer is no longer the Co-Chief Investment Officer of the investment adviser to the Issuer due to his termination without cause and (v) August 30, 2021 (the period prior to such determination, the “Restricted Voting Period”).

The Voting Agreement also provides that Stifel shall not call a special meeting of stockholders of the Issuer to elect, remove or replace directors, to terminate the Advisory Agreement or to vote on any investment advisory agreement between the Issuer and any adviser other than ICM, nor will they grant any proxies or powers of attorney with respect to their Common Stock. This Voting Agreement shall terminate upon the earlier of (a) the date on which the parties agree in writing to terminate the Voting Agreement, (b) the expiration of the Restricted Voting Period and (c) the entry into a definitive agreement between the parties pursuant to which IBDC acquires all of Stifel Venture’s Common Stock.

Right of First Offer Agreement

On August 30, 2019, Stifel Venture entered in to a Right of First Offer Agreement with IBDC (the “ROFO Agreement”). The ROFO Agreement provides that Stifel shall not sell, transfer, pledge, hypothecate, gift, bequest, devise, assign or otherwise dispose of Common Stock owned by it on the date of the ROFO Agreement, unless pursuant to a permitted transfer or as set forth below. The ROFO Agreement provides that such arrangements will terminate upon the earliest of (i) ICM no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in ICM, (iii) Stifel (along with its affiliates), as applicable, owning less than 10% of the total issued and outstanding Common Stock and (iv) February 28, 2021 (the period prior to such termination, the “ROFO Period”).

If Stifel proposes to sell its Common Stock during the ROFO Period, it must provide notice to IBDC of the terms of the proposed sale at least three business days prior to the good faith estimate of the desired sale date. IBDC may then purchase any or all of the Common Stock proposed to be sold, subject to certain minimum purchase amounts. The foregoing right of first offer will not apply to the following permitted transfers: (i) transfers to affiliates that agree to be bound by the applicable ROFO Agreement, (ii) repurchases by the Issuer, (iii) certain sales pursuant to an effective registration statement and (iv) certain transfers pursuant to Rule 144 under the Securities Act of 1933.

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number	Description

1.	Support and Voting Agreement, dated as of June 26, 2019, by and between Stifel Venture Corp. and Investcorp Credit Management US LLC.

2.	Right of First Offer Agreement, dated as of August 30, 2019, by and between Stifel Venture Corp. and Investcorp BDC Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

STIFEL FINANCIAL CORP.

By:	/s/ James M. Marischen
Name: James M. Marischen
Title: Chief Financial Officer

STIFEL VENTURE CORP.

By:	/s/ James M. Marischen
Name: James M. Marischen
Title: Chief Financial Officer